Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 14

DATED DECEMBER 20, 2007

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 14 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 10 dated October 24, 2007, Supplement No. 11 dated November 13, 2007, Supplement No. 12 dated November 29, 2007 and Supplement No. 13 dated December 14, 2007.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Business and Policies,” “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 14 together with our prospectus dated August 1, 2007 and each of the foregoing supplements thereto.  Unless otherwise defined in this Supplement No. 14, capitalized terms used in this Supplement No. 14 have the same meanings as set forth in the prospectus and each of the foregoing supplements thereto.

Business and Policies

Our Joint Ventures

This subsection supplements the discussion contained under the heading “Business and Policies — Our Assets — Our Joint Ventures — Net Lease Strategic Assets Fund L.P.” on page 69 of Supplement No. 10 dated October 24, 2007 and page 1 of Supplement No. 11 dated November 13, 2007.

Net Lease Strategic Assets Fund L.P.  On December 20, 2007, Net Lease Strategic Assets Fund L.P. acquired thirty primarily single-tenant net leased assets from Lexington Realty Trust and its subsidiaries for an aggregate purchase price of approximately $410.3 million, including the assumption of non-recourse first mortgage financing secured by certain of the assets.  We contributed approximately $121.9 million to the venture for the purchase of these properties.   The thirty properties contain, in the aggregate, more than 3.5 million net rentable square feet and are located in twenty-three states.

Our Investments and Lending Relationships

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies — Our Assets — Our Investments and Lending Relationships,” which begins on page 143 of the prospectus.

Investments in REIT Marketable Securities.  Pursuant to agreements entered into with Feldman Mall Properties, Inc. (NYSE: FMP) (“Feldman”), Feldman gave notice of its intent to issue an additional 600,000 shares to us at a price equal to $25.00 per share.  We paid these funds on December 17, 2007 and now own a total of 2,000,000 shares of the Feldman series A preferred stock.

Description of Real Estate Assets

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the subheading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.

Courtyard By Marriott ® — Richmond Airport.  On December 13, 2007, our wholly owned subsidiary, Inland American Winston Hotels, Inc. (“IAWH”), acquired a fee simple interest in the property known as Courtyard By Marriott® —Richmond Airport, located on Williamsburg Road approximately one half mile from the Richmond Airport in Sandston, Virginia.  The property was built in 1998 and was recently renovated.  The property is a limited service hotel with 142 rooms.  The hotel is managed by Alliance Hospitality Management, LLC (“Alliance”).  We pay, through one of our taxable REIT subsidiaries, a base management fee to Alliance in an amount equal to 3% of the hotel’s gross income.  In addition, subject to certain conditions, we may pay Alliance an incentive fee based on the increase of the hotel’s gross operating profit each fiscal year, provided that the incentive fee may not in any event exceed 1% of the hotel’s gross income. We also pay Inland American Holdco Management LLC a monthly oversight fee of up to 1% of the hotel’s gross revenue.

IAWH purchased the fee simple interest in the hotel for approximately $19.1 million in cash, and may later borrow monies using the property as collateral. IAWH funded approximately $500,000 as earnest money on August 28, 2007.

Financing Transactions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets — Financing Transactions,” which begins on page 169 of the prospectus.

The following table summarizes, as of the date of this prospectus supplement, the material terms of any outstanding loans that we or our subsidiaries obtained, or assumed at closing, that are secured by first priority mortgages on our properties.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
Twenty-seven lodging facilities (1)	12/17/2007	$344,850,000	6.50%	01/01/2018

(1) This loan is secured by those lodging facilities that we acquired in connection with our merger with Apple Hospitality Five, Inc., as described in more detail below.

Significant Financing Transactions

On December 17, 2007, fifty-four of our wholly owned subsidiaries, referred to herein as the “borrowers,” entered into a loan agreement with Bear Stearns Commercial Mortgage, Inc. and Bank of America, N.A. (together, the “lenders”).  Each of the borrowers is a special-purpose entity owning or leasing one of the lodging facilities that we acquired in connection with our merger with Apple Hospitality Five, Inc., referred to herein as the “Apple properties.”  We are acting as guarantor with respect to certain of the borrowers’ obligations under the loan agreement, as described herein.

The aggregate principal amount of the loan, as evidenced by four promissory notes, is approximately $344.9 million.  The loan is secured by first priority mortgages on the Apple properties and bears interest at a rate of 6.50% per annum.  The borrowers are required to make interest-only payments on a monthly basis in an amount equal to approximately $1.9 million per month until the loan matures on January 1, 2018.  Upon maturity, the borrowers will be required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  After July 1, 2008, the borrowers may, in certain circumstances, prepay the unpaid principal balance of the loan along with other amounts due under the loan documents plus, if the prepayment occurs prior to the payment that is one month prior to the maturity date, a prepayment premium.

The loan agreement contains customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the agreement.  Among other things, the loan agreement requires the borrowers in certain circumstances to set aside reserve funds for paying such items as taxes and insurance and replacements and repairs for the Apple properties and for performing PIP requirements for certain of the Apple properties.  As used herein, a “PIP requirement” is an obligation of a borrower to comply with any property improvement program, or “PIP,” pursuant to the property’s management or franchise agreement.  The borrowers have granted to the lenders a first priority security interest in each of these reserve funds.  The funds will constitute additional security for the debt.  In addition, we have guaranteed the payment and performance of the PIP requirements in an amount not to exceed $20 million.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representations or warranties that are materially false or misleading; violation of any covenant prohibiting the creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things, the lenders may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest, subject to customary cure rights granted the borrowers.  In connection with the loan, we and the borrowers have agreed to indemnify and hold the lenders harmless against various losses, including among others, losses caused by certain misconduct of the borrowers, for example, the commission of fraud, breaches of the environmental indemnity agreement and termination or modification of any property management or franchise agreement related to an Apple property.  We and the borrowers also have agreed to guarantee the full payment of the indebtedness under the loan documents upon the occurrence of certain bankruptcy or insolvency events of the borrowers.  In addition, we separately have agreed to indemnify those borrowers that are lessees of the Apple properties (referred to herein as the “lessee borrowers”) for any claims, losses or damages incurred by the lessee borrowers as a result of any action taken by the lenders under the loan.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 256 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of December 19, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,670	493,078,705	4,202,908,965

Shares sold in the follow-on offering:	74,243,546	742,435,460	77,955,723	664,479,737

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	6,357,978	60,400,791	-	60,400,791

Shares repurchased pursuant to our share repurchase program:	(1,140,332)	(10,548,074)	-	(10,548,074)

	558,800,945	5,580,825,262	571,034,428	5,009,790,834

(1)                    Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)                    Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)                    Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.